SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Pfizer Inc. (Last) (First) (Middle) Att: Corporate Secretary 235 East 42nd Street (Street) New York, NY 10017 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 18, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol ArQule, Inc. (ARQL) 5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer Other Officer/Other Description	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form Filed by One Reporting Person X Form Filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	2,628,517	I	shares owned by Pfizer Holdings Europe, a subsidiary

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Pfizer Inc. - March 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	Pfizer Inc. By /s/ Margaret M. Foran, Secretary ------------------------------------------------ ** Signature of Reporting Person Date March 27, 2003 Page 2 of 3 SEC 1473 (3-99)

Pfizer Inc. - March 2003
Form 3 (continued)

Form 3 - March 2003

Pfizer Inc. Att: Corporate Secretary
235 East 42nd Street
New York, NY 10017

Joint Filer Information

Name: Pfizer Holdings Europe

Address: LaTouche House
International Financial Services Centre
Dublin 1, Ireland

Designated Filer: Pfizer Inc.
Issuer and Ticker Symbol: ArQule, Inc. (ARQL)
Date of Event Requiring Statement: March 18, 2003

Signature: Pfizer Holdings Europe

By: /s/ Brian G. Byala, Director
Signature of Reporting Person

Date: March 27, 2003

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